UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Business Transformation

Genenta Science S.p.A. (“Genenta” or the “Company,” Nasdaq: GNTA) is continuing its transformation from a biotechnology company into a long-term strategic industrial consolidator. The Company has broadened its mission to become a strategic consolidator focused on acquiring majority or full ownership of privately held, established companies operating in Italian national-security-regulated sectors. Its activities and acquisition strategy span aerospace, defense, national security (including cybersecurity), and biotechnology/biosecurity. The Company seeks to acquire and retain profitable businesses operating in sectors covered by Italy’s Golden Power legislation and integrate them into a transparent, Nasdaq-listed platform.

Strategic Focus

The Company is organized around four synergistic pillars: Aerospace, Defense, National Security, and Biotechnology/Biosecurity. The National Security pillar includes areas such as cybersecurity, AI-driven intelligence, quantum technologies, secure communications and critical infrastructure. The Company generally targets majority ownership in privately held Italian founder- or family-owned businesses with established operating profitability and long-term growth potential.

Current Portfolio

The Company’s current portfolio reflects its increasing focus on aerospace and defense. In May 2026, Genenta completed the acquisition of 100% equity ownership in A.T.C. S.r.l., an Italian company that designs, engineers and manufactures high-precision tactical rifles, chassis systems, optics mounts, bipods, and related accessories. Genenta also holds a 19.9% equity ownership interest in Sòphia High Tech S.r.l. (“Sòphia HT”), an Italian aerospace and defense engineering and manufacturing company that builds critical mechanical components for space and defense systems. As previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2026, the investment structure contemplates a performance-driven second tranche to increase Genenta’s equity ownership in Sòphia HT to an aggregate of 51%. Genenta continues to retain its proprietary cell-therapy platform. The Company has shifted its biotechnology strategy to a partnership-driven model and does not currently plan to incur material additional clinical-development costs unless such development is supported by a strategic partner or dedicated external financing.

Industry Classification and Taxonomy

Consistent with the Company’s evolving business profile, the Company is pursuing updates to its industry classifications and taxonomy profiles. Based on FactSet’s standard industry criteria and the RBICS taxonomy framework, the Company currently proposes that its profile reflect an aerospace-and-defense-led industrial business, subject to the applicable classification providers’ review and determination. The proposed classifications are as follows:

Framework	Proposed Classification
FactSet Industry Classification	4420 - Aerospace & Defense
RBICS Taxonomy	Industrial Systems -> Aerospace and Defense Manufacturing
ICB (FTSE Russell) Alignment	50201010 - Aerospace / Defense
NAICS Alignment	336411 - Aircraft Manufacturing

The foregoing proposed classifications reflect the Company’s current business direction and portfolio and may be revised as the Company completes additional acquisitions, its revenue mix evolves, or the relevant classification providers apply their respective methodologies.

Forward-Looking Statements

This Report on Form 6-K (this “Report”) contains forward-looking statements that involve risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s business strategy and transformation, future acquisitions, the contemplated increase in the Company’s equity ownership in Sòphia HT, the development of the Company’s biotechnology platform, and proposed industry classifications. Forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks are described in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company undertakes no obligation to update any forward-looking statements in this Report as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

	By:	/s/ Pierluigi Paracchi
	Name:	Pierluigi Paracchi
	Title:	Chief Executive Officer

Dated: September 1, 2026